INVEST IN **NECOTECH**

Advanced robotic equipment & recycled materials for sustainable infrastructure

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ERDC

necotechusa.com   Delaware OH

Hardware   Technology   Infrastructure   Sustainability   Engineering

LEAD INVESTOR

Ken Wentworth "Mr. Biz"

I have been following the necoTECH journey since I first saw Steve (founder) present at a local pitch event. From that event, I befriended Steve to learn more about his vision. From there, I have been in regular contact with him to discuss the necoTECH journey. Based on the groundwork Steve has built & the government contracts he & his team have subsequently secured, I'm supremely confident in their ability to continue growing/scaling this much-needed concept! Green-concept projects are not only needed, but required, as well continue navigating our global future and necoTECH delivers this on multiple fronts! Let's necoTECH!!

Highlights

1. Products are proven in military applications and have been awarded 6 Air Force Contracts!
2. We have Research & Development Agreements with NASA, U.S. Air Force, & U.S. Army Corps of Engineers.

2. We have Research & Development Agreements with NASA, U.S. Air Force, & U.S. Army Corps of Engineers.

3. Licensed 4 patents from the national labs including USACE, AFCEC, & NASA.
4. 4 technologies selected in the Top 30 for U.S. Air Force Pavement Maintenance & Repair!
5. Working on a vertically integrated solution to divert over 90% of waste from landfills.
6. We're 1 of 2 companies selected in the US to test Recycled Plastic Asphalt by NCAT.
7. Multiple national partners in order to scale technologies across the US.
8. Currently have 7 technologies that utilize waste materials, sequester CO_2, & improve performance.

Our Team



Steve Flaherty, MBA Founder & CEO

Steve is a mission driven entrepreneur with a track record of successful enterprises in his career. Between a "whatever it takes" mentality and rapid execution, Steve has helped lead neco into one of the fastest growing cleantech startups in the U.S.

It all started with our recycled plastic asphalt as a viable solution for plastic waste. As the climate crisis grew, we quickly recognized the need for other solutions and started working on sustainable concrete and waste diversion solutions. Now we have assembled a suite of technologies that can truly make a large impact on the waste problem!



Ken Hasty Director of Sales

Ken brings decades of success in high-growth sales, sales management, scaling sales teams, as well as executive management. He is skilled in helping build companies ranging from startups to Fortune 500 companies.



John Whittington Director of Engineering

John has over 30 years of experience in engineering and facility management. He brings years of guidance and mechanical thought leadership to neco as we build out our systems and technologies.



Cheryl Hutchinson Director of Operations

"Controller of chaos" at necoTECH who helps keep all functions on time and within budget. Spent over a decade boosting efficiencies and establishing best practices for companies ranging from tiny startups to Fortune 100 corporations.



Zac Graber Product Manager

Zac is a young but well rounded entrepreneur. He has founded and bootstrapped his own startup, grew and co-raised a large seed round at another, and researched waste management solutions as a President's Prize Fellow at The Ohio State University.

Our Story

necoTECH is on a mission to redefine the way we take care of our nation's infrastructure in a more efficient and sustainable way, dynamically changing the way it is installed and managed!

We focus on creating more eco-friendly materials and utilize advanced equipment and data capture technologies to improve performance, increase safety, and make our infrastructure more sustainable for decades to come!


Sustainable Equipment


Top-30 Winner
AIRFIELD MAINTENANCE AND REPAIR CHALLENGE
Winner of the
FANUC
Robotics
Innovator of the Year
Award


RMV
Robotic Maintenance Vehicle
necoTECH

The Robotic Maintenance Vehicle (RMV) uses an advanced vision system to perfectly seal the cracks more quickly than traditional workers and removes them from harm's way


Robotic Maintenance Vehicle (RMV) | Robotic Crack Sealer ...
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INTEGRATED AIR BLOW-OFF CLEANS ROAD
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Only robotic road maintenance solution on the market

Taking pre-orders now, around $1 million per vehicle, and offers a return on investment (ROI) to the customer of fewer than 3 years!

We are working with RMV, LLC as the exclusive representation to the Federal market. We are aiming for large-scale contracts with the USAF, FAA, and other federal government agencies.

Potential Customers	
U.S. Military bases	450*
Public Airports	5,217
National Park Sites	433
State Park Sites	3,729

*(approx. 750 U.S. bases overseas + 200 or more within NATO countries)

Hot Patch on Demand (HOTPOD)


necoTech Hot Patch On Demand Technology Overview
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Hate pothole-filled roads? So do we! Now imagine hitting one with an F-15

Hate pothole-filled roads? So do we. Now imagine hitting one with an F-15 Fighter Jet...Yikes! That's what makes this solution so valuable to our Warfighters....rapid asphalt repair in minutes, in any climate or location, at any time of the year! Convenience of cold-patch, performance of hot patch....it's Hot Patch on Demand :)

This isn't just something bases want to have, but something they are required to have, and required to have multiple solutions for! This patented technology was developed specifically for this problem by the U.S. Army Engineer Research and Development Center (ERDC).

For the past 2 years, in collaboration with ERDC, necoTECH has been responsible for taking this through final development, testing, and approval with the U.S. Air Force. We are currently completing a Phase II STTR with the expectation of working towards sales to our first bases later this year.

Figure 1 (Testing at the Engineer Research and Development Center)


HMA
ERDC
FLIR

Typical Cold Patch   Hot Patch on Demand

Same customers as RMV, so we will be able to leverage our existing relationships and can cross-sell each product to the other customers.

Sustainable Materials

While selling the RMV and HOTPOD we will continue to develop our sustainable materials.

Then we will be able to sell these materials like ink for a printer for those machines, as well as, for any other equipment that currently utilizes the traditional, and less-sustainable versions, of those materials!

We don't want to create a linear landfill or future environmental problem, so we're going to take the time to analyze our materials properly while selling our equipment and use the federal labs for R&D and testing.

Recycled Polymer Modified Asphalt (RPMA) (i.e., plastics in asphalt)

We are working with the National Center for Asphalt Technology (NCAT), ERDC, and a few other industry partners to fully develop this product to ensure it's done right.

We're 1 of 2 companies selected in the US to test Recycled Plastic Asphalt with NCAT.


neco
Plastic waste into roads, parking lots, building blocks, & more!


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TechOhio

Other Sustainable Materials

We will also continue developing our carbon-sequestering concrete and cementless concrete among others ;)




Government Funding

Most of our research and development (R&D) has been funded by the top DoD labs in the world through Small Business Innovation Research (SBIR), Small Business Technology Transfer (STTR), and other agency grants to stretch investment dollars as far as possible and focus the capital on revenue-driving activities instead of R&D.

- We have been awarded 6 total Air Force AFWERX contracts in 18 months with more to come.
- We already have other patents and are constantly evaluating others so we can continue to build an end-to-end solution for this growing infrastructure problem

Use of investment funds: Key hires (engineering, sales, product management, operations) and manufacturing (equipment, facilities, and materials), etc.


$12.5M 2022 Projected Revenue (+260% YoY)
6 Products (2 Live in the market, 4 in R&D)
We already have products live in market generating six figure revenue contracts through public and private partnerships
R&D Partnerships
Army Corps of Engineers, ERDC:
Cooperative Research and Development Agreement (CRADA)
United States Air Force Civil Engineering Center (AFCEC):
Cooperative Research and Development Agreement (CRADA)
Product Partnerships
DANNAR:
Heavy Duty EV vehicle chassis.
Robotic Maintenance Vehicle (RMV):
Robotic products such as RMV Crack Sealing Robot.
RAP Management:


National Aeronautics and Space Administration (NASA):
Partnership with Marshall Space Flight Center
Ohio Wesleyan University (OWU):
necoTECH is proudly headquartered in the Delaware Entrepreneurial Center at Ohio Wesleyan University (DEC-OWU)
US Army Corps of Engineers
NASA
The Pavement Group:
Paving partner and advanced technology for paving maintenance.
We also work with various recycling entities for specialized waste streams, and several asphalt/concrete companies for scaling our products nationally.
DANNAR
RMV
RAP
necoTECH

Forward-looking projections cannot be guaranteed.


THE neco ADVANTAGE
Ideas don't build companies, people do!
So an idea is only a small % of a company…
We utilize our strategic relationships with DoD and commercial partners to leverage our proven system for dual-use market commercialization
Source sustainable technology solutions from Federal Labs for known military problems that also have large traditional markets
Secure funded testing and pilots with active DoD installations and participation from federal labs & universities
Rollout products to non-military markets based on key insights and validation from the DoD and other federal agencies
necoTECH


Forecasts

With our products already testing with the military, our first revenue is from the DoD.

As we scale to large contracts with the military, we will adapt the technologies for traditional markets.

This allows us to efficiently develop and fund our product launches with a willing participant and scale the technologies with revenue to the larger commercial markets. Regardless of whether the DoD contracts live on or not, our traditional market opportunities are large enough to sustain continual growth.


We are focused on getting our products to market through government partnerships and then commercializing them in the private market.
15 %
85 %
For the next 12 – 24 months we expect that DoD will be our largest customer - at least 85% of revenue.
20 %
80 %
As our products commercialize over the next 2 – 10 years we expect the commercial market to become 80%+ of our business.
necoTECH


$M PRODUCT REVENUE
300.
225.
150.
75.
0.
$2M
$12.5M
$39.5M
$105M
$222M
2021
2022
2023
2024
2025
RMV
HOTPOD
RPMA
Revenue growth is compounded by our new products
Funded with ~$650,000 for product development from the Department of Defense in 2020
5 active revenue contracts, with more awaiting decision.
Existing contract from the United States Air Force for RMV Robotic Maintenance Vehicle.
30 - 40% margins in private sector contracts


necoCrete
necoWaste
necoPlastic
We expect multiple DoD contracts for our various technologies. These contracts will serve as strong validation as we enter into commercial markets and deploy globally.
necoTECH


Why Now?

The Build Back Better framework proposed by the Biden administration includes roughly $2.2 trillion of infrastructure funding. This is important to note for 2 reasons:

1. The timing is perfect for us to capitalize on the market opportunity for our technology and mission

2. The U.S. Department of Transportation was established in 1966 which means that this $2.2 trillion dollar gap has occurred in less than 56 years and now we are playing catch-up to fix it. This proves that we need to handle our infrastructure in a more sustainable way moving forward, otherwise with our sped-up growth rate, we will be proposing a much larger bill next time...

We have assembled a world-class team of advisors. From IP and trademark experts, to experienced venture capital and exit experts, to industry leaders in sales and marketing, we are truly blessed to be surrounded by amazing partners and advisors... take a look at some:


Our Advisors
Robert Lech
Principal, Lech Law LLC
With four decades of IP Law experience, Rob provides legal guidance to the company in identifying, protecting, monetizing, and enforcing intellectual property (IP).
Megan Ellis
Executive Director, Career Connection at Ohio Wesleyan University
Entrepreneurial minded marketing professional and necoTech's academic connector to the resources, people, and community at Ohio Wesleyan University.
Jeff (J.D.) Davids
Mentor, Nasdaq Entrepreneurial Center
Has extensive venture capital experience through raising $1.5 Billion as an executive for 8 companies and had 6 exits: 3 IPOs, 3 M&A.
Brian Hess
President/CEO, The Pavement Group
The Pavement Group™ is a necoPave strategic partner. Brian also serves as the President of Lead Revenue, a high-growth digital marketing firm.
Robert Holmes
Founder/Managing Partner, ENDO Marketing Group, LLC
Robert helped scale a company to acquisition by a Fortune 500 company, and then served as their VP of Marketing. He brings a focus on commercialization strategies and marketing process development.


Why Wefunder?

We chose crowdfunding so that we can have a different type of company - one that is built by the community, fans, and customers who believe in what we offer, not just one that is funded by traditional venture capital.

We also love the idea of expanding what the Department of Defense has affectionately nicknamed “necoNation” where our success is your success!